Shell Oil Company
Mr. Brad Skinner Senior Assistant Chief Accountant Office of Natural Resources Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-4628 United States of America February 6, 2017	910 Louisiana Street Houston, Texas 77210 Tel +1 713 241-3564 Email Joseph.Babits@shell.com Internet http://www.shell.com

RE:	Royal Dutch Shell plc

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed March 10, 2016

File No. 001-32575

SEC letter November 1, 2016

CONFIDENTIAL TREATMENT REQUESTED UNDER RULE 83 FOR ALL

BRACKET [ ] INFORMATION BY ROYAL DUTCH SHELL plc

Dear Mr. Skinner,

Thank you for our call on February 1, 2017. As discussed in that call, and on behalf of Royal Dutch Shell plc (“Royal Dutch Shell”) and its subsidiaries, I wish to clarify our December 5, 2016 response to your comment number 3.

With regard to our 2014 Business Plan (“BP”) price line, the numbers presented in our letter of December 5, 2016 were an updated price line. The original BP price line was updated in January 2015 to reflect the significant market price reduction that occurred in the latter half of 2014. The original BP price line for 2014, expected a [Confidential Treatment Requested Under Rule 83] price for Brent oil in the year 2015, increasing by 2% inflation rate for each subsequent year.

Additionally, the difference in our 2014 impairment price line and our 2015 impairment price line did lead to significant impairments in our shale gas portfolio. As disclosed in our third quarter 2015 earnings announcement we noted:

“The net charges also reflected impairment charges of $3,689 million triggered by the downward revision of the long term oil and gas price outlook. This includes $2,312 million related to North America shale gas properties.”

If you have any additional questions please contact me at +1 713 241-3564 or +1 864 905 6276.

Sincerely,

Joseph Babits /s/

Joseph Babits

Associate Counsel US Securities

Shell Oil Company

Registered in England and Wales number 4366849

Registered office: Shell Centre London SE1 7NA

Registered with the Dutch Trade Register under number 34179503